December 12, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention: Stephen Krikorian
                 MorganYoungwood

Re:	Fang Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed May 17, 2016

Form 6-K

Filed June 3, 2016

File No. 001-34862

Ladies and Gentlemen:

On behalf of Fang Holdings Limited (the “Company”), formerly known as SouFun Holdings Limited, we submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 27, 2016 relating to the above referenced filing in connection with the Form 20-F for the year ended December 31, 2015 filed on May 17, 2016 (the “2015 Form 20-F”).

The Company submits the following responses to the Staff’s comments (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

Cost of revenues, page 105

1.	We note your response to prior comment 1. Please tell us your consideration of disclosing costs of revenues by service item (E-commerce services, Marketing Services, Listing services, Financial Services and Other value-added services).

RESPONSE: The Company advises the Staff that it cannot disclose costs of revenues by service item without undue hardship. As noted in the Company’s response to prior comment 1, approximately 55% of cost of revenues is attributable to staff cost, which consists primarily of compensation paid to the Company’s employees. As disclosed on page 129 of the 2015 Form 20-F, over 90% of the Company’s employees serve the functions of (i) sales and marketing and (ii) editorial and production, which, to varying extents, pertain to the entire spectrum of the Company’s service offerings, particularly the e-commerce services, marketing services and listing services, which accounted for a combined 94.2% of the Company’s revenues in 2015. As such, the Company respectfully submits that it does not currently, and is unable to, trace or attribute all cost items to specific service offerings.

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Securities and Exchange Commission

Re: Fang Holdings Limited

December 12, 2016

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition, page F-27

2.	We note your response to prior comment 4. Please tell us and consider separately disclosing the amount of online decoration service revenues in your MD&A.

RESPONSE: The Company advises the Staff that it does not believe it is meaningful to disclose the amount of online decoration service revenue separately from e-commerce service revenue because such amount is insignificant in 2015. The Company launched online decoration services in the second quarter of 2015 and generated approximately $51.7 million revenues from such services in 2015, accounting for approximately 10.9% of the e-commerce service revenues in the same year. The Company did not recognize a portion of the online decoration service revenues from ongoing decoration projects initiated in 2015 until early 2016 based on the percentage-of-completion method. As the Company is currently uncertain about the prospects of online decoration services, it does not expect to significantly expand such services in the foreseeable future. The Company will consider separately disclosing online decoration service revenues as and when such services have grown to become a material source of revenues.

3.	We note your response to prior comment 5. Please clarify your proposed disclosures that indicate a minimum selling price is not contractually pre-determined. In this respect, your response indicates that a minimum selling price is set forth in the contract with the developer. In addition, your proposed disclosures should more clearly indicate whether you are entitled to the difference between the actual selling price of designated new property and the minimum selling price set forth in the contract with the developer, if the difference is greater than the contractually stated marketing service fee.

RESPONSE: The Company advises the Staff that a minimum selling price is not contractually pre-determined with the developers. The Company intends to clarify its disclosure in future filings as follows. The additions to the proposed disclosure submitted on September 30, 2016 are underlined.

“Marketing Services

Beginning in 2015, the Group began to enter into marketing services agreements with real estate developers with new payment terms, where the Company can receive its fee by either (i) retaining the sale proceeds of the real estate properties designated by the real estate developers (i.e., “designated new properties”), if sold prior to a pre-determined date (which is typically at the end of the marketing service term), or (ii) payment of the contractually stated marketing service fee. The Company has the contractual right to determine the selling price of the designated new properties and a minimum selling price is not contractually pre-determined with the developers. If the designated new properties are sold at a price greater than the contractually stated marketing service fee, the Company will retain the entire difference. However, if the designated new properties cannot be sold at a price greater than the contractually stated marketing service fee by the pre-determined date, the Company will request cash payment of the contractually stated service fee.

Securities and Exchange Commission

Re: Fang Holdings Limited

December 12, 2016

The Company recognizes the marketing service revenue up to the amount of the contractually stated service fee. Any excess is contingent upon the sale of the designated new properties and is accounted for as contingent marketing service revenues, which the Company recognizes when the contingency is resolved, i.e., when the designated new properties have been sold at prices determined by the Company, and all other revenue recognition criteria are met. For the year ended December 31, 2015, the Company recognized marketing service revenue of US$52,000 under the new payment arrangements.”

Note 9. Loans Receivable, page F-41

4.	We note your response to prior comment 6. Please clarify your disclosures to describe how you account for loans held for investments and for loans held for sale. We refer you to ASC 310-10-35-47 and 48. Further, describe how you considered ASC 310-10-45-10 and 11 in presenting loan activity within your Statements of Cash Flows.

RESPONSE: The Company advises the Staff that the Company sold to investors certain loans granted to its customers on its online financial platform (www.fangtx.com) as of December 31, 2015 and 2014 and that the loans held for sale (i.e., the unsold loans receivable that were posted to www.fangtx.com) were immaterial in amount. However, substantially all loans receivable as of December 31, 2015 and 2014 represent loans held for investments pursuant to ASC 310-10-35-47 as the Company has the intent and ability to hold the loans for the foreseeable future or until maturity. The Company intends to add the following disclosures to its accounting policy footnote for the accounting for loans held for sale and loans held for investments in its future filings.

“Loans held for investment are recorded at outstanding principal adjusted for any charge-offs, allowance for loan losses and loan origination costs, while loans held for sale are reported at the lower of cost or fair value.”

With respect to the presentation of loan activity within its Statement of Cash Flows, the Company advises the Staff that the growth of its business depends on its ability to attract and maintain a large user-base through the convenience of a one-stop real estate brokerage platform. The Company achieves this largely through the use of a suite of diverse, complimentary service offerings, as further described in “Item 4 Information of the Company – B. Business Overview” of the Company’s annual report on Form 20-F. Accordingly, the introduction of its financial services platform in late 2014 was an effort to further facilitate and promote transactions across the Company’s key service offerings on its online platform, which it believes was one of the key contributors to the rapid growth of its e-commerce business and a mitigating factor to the decline in its more traditional marketing and listing services. The Company extends financing primarily to qualified individual borrowers who purchase new or secondary properties that are promoted or listed through its e-commerce, marketing, or listing services by its real estate developer and real estate agency clients. These borrowers include:

(i)	individuals who purchase real-estate from its marketing and listing services customers, including developers and other real estate professionals and agencies;

(ii)	individuals who are registered members of its Soufun Membership services and purchase specified real-estate promoted using SouFun membership card;

(iii)	individuals who purchase new secondary properties promoted by customers of its online real estate brokerage services;

(iv)	individuals who purchase real estate properties from developer customers of its direct sales services; and

(v)	individuals that purchase its online home decorating services.

Securities and Exchange Commission

Re: Fang Holdings Limited

December 12, 2016

While the Company considered that the financial services promote its transaction-based business model and facilitate the sales transactions underlying its service offerings in light of ASC 310-10-45-10 and 11, the Company concluded that the principal payments and collections as well as the interest on loans should be recorded as operating cash flows. The cash flows from loan activity that is not directly related to the Company’s key service offerings or related customers outlined above were not material to its cash flows from operating or investing activities for all periods presented. Should the amounts of cash flows from loan activity unrelated to the Company’s key service offerings grow in the future, they will be presented within its cash flows from investing activities.

* * * * *

Securities and Exchange Commission

Re: Fang Holdings Limited

December 12, 2016

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding this response letter, please do not hesitate to contact me at 86-10-6529-8308, Barry E. Taylor of this firm at (650) 849-3329, or Julia Reigel of this firm at (650) 320-4509.

Sincerely yours,

Wilson Sonsini Goodrich & Rosati

Professional Corporation

/s/ Dan Ouyang

cc:	Fang Holdings Limited

Vincent Tianquan Mo, Chief Executive Officer

Wilson Sonsini Goodrich & Rosati, P.C.

Barry E. Taylor

Julia Reigel

Ernst & Young Hua Ming LLP

Lionel Li

Kay Deng